Exhibit 99.4

voxeljet AG | Paul-Lenz-Straße 1b | 86316 Friedberg | Germany

voxeljet AG

Augsburg, Germany

ISIN DE000A1X3WJ5 / WKN A1X3WJ,

ISIN DE000A11QLW9  / WKN A11 QLW
(regarding new shares of voxeljet AG issued in April 2014),

ISIN US92912L1070 / WKN A1W556
(regarding American Depositary Receipts representing shares of voxeljet AG)

We herewith invite our shareholders to attend the

annual general meeting

taking place

in the offices of the law firm Dechert LLP,

Erika-Mann-Str. 5, 80636 Munich, Germany,

on Tuesday, May 27, 2014, at 10:00 a.m. CET.

AGENDA

Item 1:                 Presentation of the approved Annual Accounts of the Financial Year 2013, as well as of the Management Report and the Supervisory Board’s Report for the Financial Year 2013

The above-mentioned documents are available at our website at http://investor.voxeljet.com/. They will also be sent to our shareholders upon request. The documents will be available at the annual general meeting, as well, and explained in detail. In accordance with statutory provisions there will not be a resolution on item 1 as the supervisory board has already approved the annual financial statements.

voxeljet AG Paul-Lenz-Straße 1b | 86316 Friedberg | Germany Tel. +49 821 7483-100 Fax +49 821 7483-111 info@voxeljet.de | www.voxeljet.com

Vorstand | Management Board: Dr. Ingo Ederer, Rudolf Franz

Vorsitzender des Aufsichtsrates | Chairman of the Supervisory Board: Peter Nietzer

Sitz | Registered office: Augsburg

Amtsgericht | Local court Augsburg: HRB 27999

Ust-IdNr. | VAT ID: DE 290474018

Bankhaus Hafner IBAN DE63 7203 0227 0041 5340 09 Swift Code: ANHODE77XXX HypoVereinsbank IBAN DE09 7202 0070 0335 936272 Swift Code HYVEDEMM408

Item 2:                 Resolution on the Discharge of the Management Board

The management board and the supervisory board propose to discharge the management board members in office in the financial year 2013 for this period.

Item 3:                 Resolution on the Discharge of the Supervisory Board

The management board and the supervisory board propose to discharge the supervisory board members in office in the financial year 2013 for this period.

Item 4:                 Resolution on the Appointment of the Auditor of the Annual Accounts, and the Auditor of the consolidated Financial Statements of the Financial Year 2014

Based on the recommendations of the audit committee, the supervisory board proposes to appoint the auditing firm KPMG AG Wirtschaftsprüfungsgesellschaft, Ganghoferstr. 29, 80339 Munich, as auditor of the annual accounts, and as auditor of the consolidated financial statements of the financial year 2014.

Item 5:                 Resolution on the Election of the Supervisory Board Members

At the end of the annual general meeting on May 27, 2014, the term of office of all supervisory board members expires as stipulated by the Company’s founders at the Company’s incorporation on July 2, 2013 so that the supervisory board must newly be elected.

Pursuant to Sections 95, 1st sentence, 96(1) and 101(1) German Stock Corporation Act (AktG), the supervisory board consists of three members to be elected by the annual general meeting.

The supervisory board proposes to elect with effect from the end of this annual general meeting

•                  Peter G. Nietzer, born on October 11, 1960, resident in Munich, Germany, profession: businessman having a degree in business studies (Diplom-Kaufmann),

•                  Dr. Stefan Söhn, born on June 18, 1954, resident in Augsburg, Germany, profession: lawyer, and

•                  Prof. Dr. Joachim Heinzl, born on September 6, 1940, resident in Munich, Germany, profession: graduate engineer (Diplom-Ingenieur), Prof. em.

as members of the supervisory board for the period until the end of the annual general meeting resolving on the discharge for the financial year 2018.

The annual general meeting is not bound by the election proposals. The shareholders may freely decide whether or not they follow the supervisory board’s proposals.

Our intention is that the annual general meeting resolves on the election of the supervisory board by way of individual vote.

Item 6:                 Resolution on the Remuneration of the Supervisory Board

The management board and the supervisory board propose to resolve the following:

Each ordinary supervisory board member is granted a remuneration in the amount of EUR 20,000.00 p.a. for his activities in the financial year 2013. The chairman of the supervisory board is granted a fixed remuneration in the amount of EUR 40,000.00 p.a. for his activities in the financial year 2013, and the deputy chairman of the supervisory board is granted a fixed remuneration in the amount of EUR 30,000.00 p.a. for his activities in the financial year 2013. With regard to the fact that the supervisory board members were elected only on 2 July 2013, the remuneration will be paid pro rata temporis. The remuneration for supervisory board activities in the financial year 2013 is due and payable by May 31, 2014.

Each newly elected ordinary supervisory board member is granted a fixed annual remuneration in the amount of EUR 30,000.00 for his term of office. The chairman of the supervisory board is granted a fixed annual remuneration in the amount of EUR 60,000.00 for his term of office, and the deputy chairman of the supervisory board is granted a fixed annual remuneration in the amount of EUR 45,000.00 for his term of office.

The remuneration for supervisory board activities is granted for the financial year 2014 for the first time, and is due and payable at the end of the annual general meeting in which the annual accounts for the previous financial year are submitted or which is resolving on their approval. The remuneration is granted until otherwise resolved by the annual general meeting. If a supervisory board member resigns from office during any fiscal year, he/she will receive the above-mentioned remuneration on a pro rata basis.

Item 7:                 Resolution on Cancellation of Authorized Capital, Creation of new Authorized Capital, and corresponding Amendments to the Articles of Association

Section 5 of the currently applicable articles of association provides for an authorized capital in the amount of EUR 960,000.00 limited in time until October 10, 2018, whereby the management board is, with the supervisory board’s consent, authorized to exclude the shareholders’ statutory subscription rights in certain cases specified in detail in the authorization. In the course of the follow-on offering in April 2014, 600,000 new shares were issued from the authorized capital so that the Company currently has a reduced authorized capital in the amount of EUR 960,000.00.

To allow the Company to be fully flexible as regards its corporate financing, the authorized capital available to the Company shall be increased again to 50% of the currently existing share capital, and the term shall be extended, too, so that the statutory maximum amount of authorized capital is fully utilized.

The management and the supervisory board propose to resolve the following:

a)                                    Cancellation of existing Authorization to increase the Share Capital by an Amount of up to EUR 960,000.00

The authorization of the management board to increase the Company’s share capital with the supervisory board’s consent in the period until October 10, 2018 once or several times by an amount of up to EUR 960,000.00 on the terms stipulated in section 5 of the articles of association against contribution in cash or kind as resolved by the Company’s annual general meeting on October 10, 2013 in accordance with the management’s proposal and amended by supervisory board resolution dated April 4, 2014 is cancelled.

b)                                    Creation of new Authorized Capital

The management board shall be authorized to increase the Company’s share capital with the supervisory board’s consent in the period until May 26, 2019 once or several times by an amount of up to EUR 1,860,000.00 (in words: one million eighthundredsixtythousand Euro) in the aggregate by issuing up to 1,860,000 (in words: one million eighthundredsixtythousand) new registered ordinary shares against contribution in cash and/or kind (Authorized Capital).

In principle, shareholders shall be to be granted a subscription right for new shares. The statutory subscription right may also be offered in such a way that the new shares are taken over by a bank or by a financial institution acting pursuant to Section 53 para. 1 sentence 1 or Section 53b para. 1 sentence 1 or para. 7 of the German Banking Code (Gesetz über das Kreditwesen) with the obligation to offer them indirectly to the shareholders for subscription within the meaning of Section 186 para. 5 of the German Stock Corporation Code (Aktiengesetz; “AktG”).

However, the management board shall be authorized, subject to the consent of the supervisory board, to exclude the statutory subscription rights of the shareholders in relation to one or more increases of the share capital within the scope of the Authorized Capital,

(i)                                    to exclude fractional amounts resulting from the subscription ratio from the statutory subscription right of the shareholders;

(ii)                                 in the case of increases of the share capital against contributions in kind in particular — but without limitation — to acquire companies, divisions of companies or interests in companies; or

(iii)                              in the case that the increase of the share capital is against contribution in cash and provided that the issue price of the new shares is not substantially lower (within the meaning of Sections 203 para. 1 and 2, 186 para. 3 sentence 4 AktG) than the stock exchange price for shares in the Company of the same class and having the same conditions already listed at the time of the final determination of the issue price and provided that the amount of the share capital represented by the shares issued pursuant to this lit (iii) under the exclusion of the statutory subscription right as set forth in Section 186 para. 3 sentence 4 AktG does not exceed 10% of the share capital at the time of this authorisation coming into effect or being exercised.

The stock market price may also be determined by the market price of an American Depository Receipt (“ADR”) listed on the New York Stock Exchange (“NYSE”), multiplied by the number of ADRs which represent a share. The said threshold of 10% shall also include new or treasury shares of the Company and ADRs, which are issued or transferred during the term of this authorized share capital on another legal basis while excluding the subscription right pursuant to Section 71 paragraph 1 number 8 sentence 5 AktG or Section 186 para. 3 sentence 4 AktG.

The management board shall be authorized to determine, subject to the consent of the supervisory board, the further details regarding the rights attached to the shares and the conditions of the share issue.

The supervisory board shall be authorized to amend the wording of the articles of association of the Company following the increase of the share capital or following the expiry of the period, for which the authorization has been granted and in which the authorization has not been employed.

c)                                     Amendment to the articles of association

Section 5 of the articles of association is revised as follows:

“Section 5

Authorized Capital

(1)                                 In the period ending on May 26, 2019 the management board is authorized, subject to the consent of the supervisory board, to increase the Company’s registered share capital in one or more tranches by up to EUR 1,860,000.00 (in words: one million eighthundredsixtythousand Euro) in the aggregate by issuing up to 1,860,000 (in words: one million eighthundredsixtythousand) new no par value registered shares against cash contribution or contributions in kind (Authorized Capital).

(2)                                 In principle, shareholders are to be granted a subscription right for new shares. The statutory subscription right may also be offered in such a way that the new shares are taken over by a bank or by a financial institution acting pursuant to Section 53 para. 1 sentence 1 or Section 53b para. 1 sentence 1 or para. 7 of the German Banking Code (Gesetz über das Kreditwesen) with the obligation to offer them indirectly to the shareholders for subscription within the meaning of Section 186 para. 5 of the German Stock Corporation Code (Aktiengesetz; AktG).

However, the management board is authorized, subject to the consent of the supervisory board, to exclude the statutory subscription rights of the shareholders in relation to one or more increases of the share capital within the scope of the Authorized Capital,

(i)                                     to exclude fractional amounts resulting from the subscription ratio from the statutory subscription right of the shareholders;

(ii)                                  in the case of increases of the share capital against contributions in kind in particular — but without limitation — to acquire companies, divisions of companies or interests in companies; or

(iii)                               in the case that the increase of the share capital is against contribution in cash and provided that the issue price of the new shares is not substantially lower (within the meaning of Sections 203 para. 1 and 2, 186 para. 3 sentence 4 AktG) than the stock exchange price for shares in the Company of the same class and having the same conditions already listed at the time of the final determination of the issue price and provided that the amount of the share capital represented by the shares issued pursuant to this lit (iii) under the exclusion of the statutory subscription right as set forth in Section 186 para. 3 sentence 4 AktG does not exceed 10% of the share capital at the time of this authorization coming into effect or being exercised. The stock market price may also be determined by the market price of an American Depository Receipt (“ADR”) listed on the New York Stock Exchange (“NYSE”), multiplied by the number of ADRs which represent a share. The said threshold of 10% shall also include new or treasury shares of the Company and ADRs, which are issued or transferred during the term of this authorized share capital on another legal basis while excluding the subscription right pursuant to Section 71 paragraph 1 number 8 sentence 5 AktG or Section 186 para. 3 sentence 4 AktG.

(3)                                 The management board determines, subject to the consent of the supervisory board, the further details regarding the rights attached to the shares and the conditions of the share issue.

(4)                                 The supervisory board is authorized to amend the wording of the articles of association of the Company following the increase of the share capital or following the expiry of the period, for which the authorization has been granted and in which the authorization has not been employed.

FURTHER INFORMATION, REMARKS AND REPORTS

Information about the candidates for the supervisory board proposed under item 5

Peter Nietzer, Munich, Germany

•                                          Particulars:

date of birth: October 11, 1960

place of birth: Heilbronn, Germany

•                                          Education:

studies and degree in business studies (Diplom-Kaufmann) in the subject business administration at the Friedrich-Alexander University in Erlangen-Nuremberg.

•                                          Professional Background:

since Sept. 2013        non-executive director of Cognis Credit Opportunities Fund Ltd., Cognis Credit Opportunities Master Fund Ltd., and Cognis Credit Opportunities Manager (Cayman) Ltd.;

since Feb. 2013            sole shareholder and managing director of KITES Industriebeteiligungen GmbH, a private investment holding company;

since 2009                                      managing director of RES LuxCo, an intermediate holding company;

since 2005                                      shareholder and managing director of GermanCapital GmbH, a private equity company;

since 2000                                      shareholder and managing director of Felicitas GmbH, a fund management company, as well as GI Erste Beteiligungs GmbH, and managing director of GI Vermögensverwaltungs GbR

•                                          Member of statutory supervisory boards of German companies:

chairman of the supervisory board of voxeljet AG, Augsburg (since July 2013)

Dr. Stefan Söhn, Augsburg, Germany

•                                          Particulars:

date of birth: June 18, 1954

place of birth: Düsseldorf, Germany

•                                          Education:

academic studies, first and second state examination in law and doctor of law at the Augsburg University;

studies and master of science in management at the London Business School.

•                                          Professional Background:

since 2010                                      shareholder and managing director of MBL China Consulting GmbH, owner and manager of Söhn Industrial Consulting, as well as off counsel lawyer and head of China practice of Sonntag & Partner, a firm of auditors, tax advisers and lawyers in Augsburg and Munich, Germany;

2000 — 2006:                 CFO of Kuka Systems GmbH;

2006 — 2009:                 CEO of Kuka Systems GmbH.

•                                          Member of statutory supervisory boards of German companies:

chairman of the supervisory board of PW Automation AG;

deputy chairman of the supervisory board of voxeljet AG, Augsburg, Germany (since July 2013).

•                                          Membership in similar supervisory bodies of German and foreign business enterprises:

deputy chairman of the supervisory board of MOCOPINUS GmbH & Co. KG;

Member of the supervisory board of Stadtsparkasse Augsburg and member of the personnel committee.

Prof. Dr. Joachim Heinzl, Munich, Germany

•                                          Particulars:

date of birth: September 6, 1940

place of birth: Aussig, Czech Republic

•                                          Education:

studies at Technische Universität München (TUM) in Munich, Germany, and graduate engineer in the subject mechanical engineering, as well as doctorate in electro acoustics

•                                          Professional Background:

since 2005                                      emeritus professor at TUM;

1978 - 2005                              holder of a chair in precision engineering and microtechnology at TUM;

1995 - 2002                              first vice president of TUM;

1988 - 1992                              dean and deputy dean of the faculty of mechanical engineering at TUM

•                                          Member of statutory supervisory boards of German companies:

member of the supervisory board of voxeljet AG, Augsburg, Germany (since July 2013)

By reference to Section 5.4.1 German Corporate Governance Code we declare that, according to the supervisory board’s opinion, there is no material personal or business relationship between Mr. Nietzer, Dr. Söhn or Prof. Dr. Heinzl on the one hand, and voxeljet AG, its group companies, its bodies, or a shareholder holding a material stake in voxeljet AG on the other hand that must be disclosed in accordance with this provision.

Pursuant to Section 5.4.3, 3rd sentence German Corporate Governance Code the following is suggested: If Peter G. Nietzer is elected to the supervisory board, he shall be proposed as its chairman.

Management Board’s Report to the Annual General Meeting regarding Item 7 pursuant to Sections 203(2) and 186(4), 2nd sentence German Stock Corporation Act (AktG)

By reference to item 7 of the agenda of the annual general meeting on May 27, 2014, the management board and the supervisory board propose to cancel the current Authorized Capital, and to authorize the management board by virtue of a new authorization to increase the Company’s share capital with the supervisory board’s consent in the period until May 26, 2019 once or several times by an amount of up to EUR 1,860,000.00 (in words: one million eighthundredsixtythousand Euro) in the aggregate by issuing up to 1,860,000 (in words: one million eighthundredsixtythousand) new registered ordinary shares against contribution in cash and/or kind.

The management board submits the following written report on the reasons for the exclusion of subscription rights to the Company’s annual general meeting taking place on May 27, 2014 pursuant to Sections 203(2) in conjunction with 186(4), 2nd sentence German Stock Corporation Act (AktG):

Section 5 of the Company’s currently applicable articles of association provide for an Authorized Capital authorizing the management board to increase the Company’s share capital with the supervisory board’s consent in the period until October 10, 2018 once or several times by an amount of up to EUR 960,000.00 by issuing new registered ordinary shares against contribution in cash and/or kind. As a result of the capital increase executed within the scope of the follow-on offering, an amount of EUR 600,000.00 of the originally authorized capital amounting to EUR 1,560,000 was used, thus reducing the available authorized capital accordingly.

The management board is, with the supervisory board’s consent, authorized to exclude the shareholders’ statutory subscription rights in certain cases specified in detail in the authorizations.

Due to the increase of the Company’s capital executed within the scope of the follow-on offering to now EUR 3,720,000.00, the statutory maximum amount of authorized capital rose to a total volume of up to EUR 1,860,000.00 (equaling 50% of the share capital).

Because of its business model to develop its business operations not only by means of organic growth but also by way of acquisitions, the Company particularly depends on flexible funding opportunities. Using shares to pay for acquisitions, in particular, enables the Company to avoid an excessive burdening of the Company’s liquidity and/or a deterioration of its equity ratio in case of acquisitions due to an otherwise required borrowing on a larger scale. Against this background the management board notably considers it its duty to ensure that the Company always disposes of the required instruments to raise capital - irrespective of specific utilization plans. As decisions on funding needs or exercising a strategic option have generally to be taken on short notice, it is fundamentally important that the Company does not depend on the interval of the annual general meeting in this regard. The legislator allowed for this need with the instrument of Authorized Capital which can have a volume of up to 50% of the share capital.

The existing Authorized Capital shall, accordingly, be cancelled and a new Authorized Capital amounting to EUR 1,860,000.00 be created instead thereof in order to enable the Company to dispose again of Authorized Capital in the statutorily permissible maximum amount.

If the Authorized Capital is utilized, the shareholders generally have a subscription right. The new shares issued within the scope of a cash capital increase may also be subscribed for by financial institutions or enterprises as defined by Section 186 para. 5, 1st sentence German Stock Corporation Act (AktG) with the undertaking to offer them to the shareholders for subscription (so-called indirect subscription right).

The management board shall, however, be authorized to exclude the shareholders’ subscription rights with the supervisory board’s consent in the following cases:

•                                          For fractional amounts

The authorization to exclude subscription rights for fractional amounts is intended to create a practicable subscription ratio with regard to the amount of the respective capital increase. Without excluding subscription rights for fractional amounts, the technical execution of a capital increase would be more complicated particularly when the capital is increased by round sums.

The residual new shares excluded from the shareholders’ subscription rights as a result of fractional amounts will either be sold on a stock exchange or otherwise disposed of to the Company’s benefit. The management board and the supervisory board thus consider this authorization to exclude subscription rights as appropriate.

•                                          In case of capital increases by way of contribution in kind

The management board shall also be authorized to exclude the shareholders’ subscription rights with the supervisory board’s consent in case of certain capital increases by way of contribution in kind to the extent the contribution in kind is made for the purpose of - including indirect - acquisitions of enterprises, business divisions, or participations in other enterprises, or other assets in exchange for the Company’s shares.

As already explained above, the development of the Company’s business operations by way of acquisitions is a material component of its business strategy. The Company competes with other enterprises and must therefore be able to quickly and flexibly act in the markets in its shareholders’ interest. This also includes the possibility to improve its competitive position by acquiring other enterprises, parts of enterprises, such as business divisions, or individual assets or legal positions that are particularly material for the relevant enterprise, participations in other enterprises, as well as other assets. Using the Company’s shares to pay for acquisitions is commonly in the Company’s and its shareholders’ interest in this context. In light of the increasing consolidation also of those markets in which the Company operates, the management board considers it specifically material to be able to react in a flexible way. Common practice and the Company’s previous experiences made in its markets shows that the owners of attractive acquisition targets usually demand voting shares in the acquiring company as consideration for the sale of the acquisition target to have an influence and to participate in the value to be added by the acquisition. It is often also in the Company’s interest to involve the previous owners of the acquired enterprises as shareholders also in future, and thus to benefit from their knowledge, experiences and contacts even after the acquisition.

The proposed authorization is thus intended to enable the Company to capture any opportunities to acquire enterprises and business divisions, and/or to participate in other enterprises, or to acquire other assets, as capital increases in case of such acquisitions have generally to be executed on short notice, and the Company cannot normally wait until the next annual general meeting which takes place only once a year. At the time the authorization is exercised, the management will carefully consider whether or not the value of the new shares is adequately proportionate to the value of the consideration, i.e. the value of the enterprise or business division, and/or participation in the other enterprise, or the value of the other assets to be acquired. The decrease in the shareholders’ relative share quotas and their relative voting rights resulting from the exclusion of the subscription rights is set aside in case of capital increases by way of contributions in kind as the Company’s expansion by way of a strengthened equity base is financed by third parties, and the existing shareholders participate - although with a reduced quota - in the Company’s growth which they would have to finance with own funds if subscription rights were granted. Due to the Company’s listing on the New York Stock Exchange (“NYSE”) in the USA, each shareholder is furthermore generally able to increase his/her share quota again by acquiring American Depositary Receipts (“ADRs”).

Currently, there are no specific acquisition projects with regard to which the option to increase the capital by way of a contribution in kind by excluding the subscription right as provided for by the proposed authorization is to be exercised.

If the opportunity to acquire enterprises, business divisions, participations in other enterprises, or other assets firms up, the management board will carefully consider whether or not it will exercise the option to issue new shares for a contribution in kind by excluding the shareholders’ subscription rights. The management board, however, will only exercise this option after diligent consideration if it deems it in the Company’s and its shareholders’ best interest, and the management board will take into account in this regard that the value of the enterprise, the business division, the participation in the other enterprise, or the other assets to be acquired adequately reflects the value of the shares to be issued by the Company as consideration.

•                                          If shares are issued against contribution in cash at an issue price that is not significantly lower than the stock exchange price

The shareholders’ subscription rights pursuant to Sections 203 para. 2 in conjunction with 186 para. 3, 4th sentence German Stock Corporation Act (AktG) shall, furthermore, be excluded in case of capital increases for cash contribution with regard to any increase which does not exceed 10 % of the Company’s share capital neither at the time when the authorization takes effect nor when this authorization is exercised if the new ADRs or shares are issued at an issue price that is not significantly lower than the stock exchange price of the already listed ADRs or shares of the same class and with the same features at the time of the final determination of the issue price which shall promptly occur when the ADRs or shares are placed. Stock exchange price also means the price of the ADRs listed on the NYSE multiplied by the number of ADRs that represent one share. This possibility to exclude subscription rights shall enable the management to promptly and flexibly meet the Company’s equity needs and to benefit from favorable situations on the stock exchange on short notice. By avoiding the subscription rights procedure, which is both cost-intensive and time-consuming, the management board is able to flexibly respond to favorable market situations. Experience shows that such capital increases lead to higher inflows of funds than comparable capital increases granting subscription rights to shareholders due to the possibilities to act faster, and that they also allow the Company to attract new groups of shareholders nationally and abroad. When exercising the authorization, the management board will calculate the discount as low as possible in accordance with the market conditions prevailing at the time of placement.

The volume of a capital increase for cash contribution by excluding the shareholders’ subscription rights pursuant to Sections 203 para. 2 in conjunction with 186 para. 3, 4th sentence German Stock Corporation Act (AktG) is also limited to 10 % of the Company’s share capital registered with the German commercial register at the time when the authorization takes effect or, if lower, when the authorization to exclude the subscription right is exercised.

In this connection the proposed resolution provides for this 10 % limit to include ADRs or shares issued during the term of this authorization by excluding the shareholders’ subscription rights by direct or respective application of Section 186 para. 3, 4th sentence German Stock Corporation Act (AktG). The maximum limit of 10 % of the share capital also includes the Company’s new or treasury shares or ADRs otherwise issued or sold during the term of the Authorized Capital by excluding the shareholders’ subscription rights pursuant to Sections 71 para. 1 no. 8 5th sentence, or 186 para. 3 4th sentence German Stock Corporation Act (AktG). This mechanism takes the shareholders’ need for protection against dilution of the property rights of their old ADRs or shares and a loss of influence into account in accordance with the provision of Sections 203 para. 2 in conjunction with 186 para. 3 4th sentence German Stock Corporation Act (AktG) as their share quotas are maintained as far as possible also in case of a combination of capital measures and the sale of treasury ADRs or shares. As the issue price for the new ADRs or shares issued with simplified exclusion of subscription rights has to be oriented towards the stock exchange price, and as the authorization is only of limited scope, the shareholders are also able to maintain their relative share quotas and their relative voting rights by acquiring ADRs or shares on the stock exchange. It is therefore ensured that both the property and the voting rights are adequately protected in accordance with the legal purpose of Section 186 para. 3 4th sentence German Stock Corporation Act (AktG) when the authorized capital is utilized by excluding the subscription right while the Company is provided with additional scope for action in the interests of all shareholders.

In each individual case specified in this authorization to exclude the subscription right, the management board will carefully consider whether or not the exclusion of the shareholders’ subscription rights is in the Company’s and thus in the shareholders’ interests.

The management board will report to the next annual general meeting on the utilization of the Authorized Capital.

Total Number of Shares and Voting Rights

At the time of this invitation to attend the annual general meeting, the Company’s share capital amounts to EUR 3,720,000.00 divided into 3,720,000 registered no-par value shares. One share grants one vote in the annual general meeting so that the total number of voting rights is 3,720,000. The Company does not hold treasury shares.

Provisions for attending the Annual General Meeting and exercising Voting Rights

Pursuant to Section 16 para. 1 of the articles of association, any shareholder who is listed in the Company’s share register and who registered for the annual general meeting is entitled to attend the annual general meeting and to exercise his/her voting rights. The registration for the annual general meeting must be served to the Company by

Tuesday, May 20, 2014, 24:00 (“Record Date”)

in text form (Section 126b German Civil Code (BGB)) either in the German or the English language to the following address:

voxeljet AG

Management Board

Paul-Lenz-Strasse 1b

86316 Friedberg, Germany

Email: HV2014@voxeljet.de

The share register as at the Record Date, i.e. Tuesday, May 20, 2014, 24:00, is decisive for the right to attend the annual general meeting.

Vis-à-vis the Company only those shareholders who are listed in the share register at the Record Date are entitled to attend the annual general meeting and to exercise their voting rights. This means that shareholders who acquire their shares after the Record Date are not entitled to attend the annual general meeting.

Shareholders who register for the annual general meeting in due time but who sell their shares after the Record Date are — vis-à-vis the Company - nevertheless entitled to attend the annual general meeting and to exercise their voting rights. The Record Date does not affect the shareholders’ right to sell their shares.

Holders of American Depositary Receipts may obtain further information from the Custodian Citibank N.A. — ADR Shareholder Services under the telephone number +1-887-248-4237. Please note that this number is in operation from 8:30AM to 6:00PM EST (Eastern Standard Time).

Procedure for being represented by a Representative and voting by Proxy

Shareholders who have duly registered for the annual general meeting can exercise their rights to attend and to vote in the annual general meeting by a representative, such as the custodian bank, an association of shareholders, or another person of their choice. The power of attorney, its revocation and the proof of authorization vis-à-vis the Company must generally be made in text form (Section 126b German Civil Code (BGB)). In derogation thereof, the authorization of financial institutions, shareholders’ associations or other persons on par with the persons pursuant to Section 135 German Stock Corporation Act (AktG) is subject to the specific provisions of Section 135 German Stock Corporation Act (AktG); we ask you to agree upon the details of the authorization of financial institutions or professional agents directly with them.

Proxy forms which may be used for granting a power of attorney can be obtained from the Company at the following address:

voxeljet AG

Management board

Paul-Lenz-Strasse 1b

86316 Friedberg, Germany

Fax: +49 821 7483 111

Email: HV2014@voxeljet.de

Proxy forms may also be downloaded from our website at the following link:

http://investor.voxeljet.com/

You can particularly use any forms provided by financial institutions, shareholders’ associations and other persons on par with the persons pursuant to Section 135(8) and (10) in conjunction with Section 125 para. 5 German Stock Corporation Act (AktG) for their own authorization.

The attorney-in-fact may prove his/her authorization by showing the power of attorney at the entry control on the day of the annual general meeting. The proof of authorization may also be sent by mail, telefax, or electronically by email to the aforementioned address of the Company. Any power of attorney already granted may, furthermore, be revoked by declaration directly sent to the Company in the aforementioned manner.

If you wish to send powers of attorney, proofs of authorization, and revocations of powers of attorney by mail, telefax, or e-mail, please send them to the aforementioned address by the end of Monday, May 26, 2014 (24:00h) at the latest.

Motions to supplement the Agenda pursuant to Section 122(2) German Stock Corporation Act (AktG)

Shareholders whose shares have, together or individually, a proportionate amount of EUR 186,000.00 (representing 186,000 shares in the Company) may request that items are included and announced in the agenda (request for supplements). Reasons must be given for each new item, and each new item must be accompanied by a draft resolution. The shareholders filing the motion, furthermore, have to prove that they have been holding the shares for at least three months, and that they will continue to hold the shares until the decision about the request for supplements has been made. In this regard it is unclear whether the period of three months is to be calculated until the time the request for supplements is received by the Company or the day the annual general meeting takes place.

In the first case, the shareholders filing the motion have to prove that they have been holding the shares for at least three months prior to the receipt of the request for supplements. In the latter case, the shareholders filing the motion have to prove that they have been holding the shares at least since February 26, 2014, 24:00h. The Company will apply the period which is most favorable for the shareholders filing the motion, and announce the request for supplements if the shareholders have proved that they have been holding the required number of shares since February 26, 2014, 24:00h.

The request for supplements has to be made in writing to the Company’s management board and served within 30 days prior to the annual general meeting (whereby the day of the annual general meeting and the day of receipt are not counted), i.e. not later than by April 26, 2014, 24:00h.

Please send your request for supplements to the following address:

voxeljet AG

Management board

Paul-Lenz-Strasse 1b

86316 Friedberg, Germany

Email: HV2014@voxeljet.de

Duly made requests for supplements will be announced by the Company without undue delay after receipt of the request for supplements in the same way as the invitation, unless the request has already been announced together with the invitation.

Counter-Motions and Nominations by Shareholders pursuant to Sections 126 para. 1, 127 German Stock Corporation Act (AktG)

Shareholders may send to the Company counter-motions to proposals from the management board and the supervisory board with regard to certain items of the agenda (counter-

motions), as well as proposals for the election of supervisory board members or auditors (nominations).

Any counter-motion and nomination by the Company’s shareholders including the shareholder’s name, the reasons and the management’s comments, if any, will be made available on the Company’s website at

http://investor.voxeljet.com/

if the counter-motion including the statutorily required reasons and/or the nomination including the reasons, if any, which are not statutorily required, are served to the Company in text form (Section 126b German Civil Code (BGB)) by May 12, 2014, 24:00 CET at the latest at the following address:

voxeljet AG

Management board

Paul-Lenz-Strasse 1b

86316 Friedberg, Germany

Email: HV2014@voxeljet.de

Counter-motions and nominations by shareholders that do not meet the aforementioned requirements, as well as the respective reasons, will not be made available. Furthermore, counter-motions have not to be made available under the prerequisites set forth in Section 126 para. 2 German Stock Corporation Act (AktG) if, for example, the counter-motion results in an illegitimate or immoral resolution by the annual general meeting.

If several shareholders file counter-motions or nominations with regard to the same item, the Company’s management board may summarize the counter-motions or nominations including the respective reasons (Section 126 para. 3 German Stock Corporation Act (AktG)).

Right to demand Information pursuant to Section 131 para.1 AktG

Each shareholder or representative of a shareholder may request information in the annual general meeting from the management board with regard to the Company’s affairs, as well as the Company’s legal and business relations to affiliated companies, to the extent the information is required to properly assess an item of the agenda, and to the extent there does not exist a statutory right to withhold information (Section 131 para. 3 German Stock Corporation Act (AktG)).

Further Explanations and Information on the Company’s Website, Availability of Documents

Any and all information and documents pursuant to Section 124 a German Stock Corporation Act (AktG) including further explanations regarding the shareholders’ rights pursuant to Sections 122 para. 2, 126 para. 1, 127, 131 para. 1 German Stock Corporation Act (AktG) will be made available on the Company’s website at

http://investor.voxeljet.com/

as from the date hereof. Any and all documents to be made available by operation of law will also be available for inspection at the annual general meeting.

Friedberg, Germany, April 2014

The Management Board